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July 5, 2016

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:
Re:	Golden Ocean Group Limited Registration Statement on Form F-3 Filed May 13, 2016 File No. 333-211365
Dear Mr. Dobbie:
Reference is made to the registration statement on Form F-3 filed on May 13, 2016, (333-211365) (the "Registration Statement") by Golden Ocean Group Limited (the "Company").  By letter dated June 3, 2016 (the "Comment Letter"), the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") has provided its comments to the Registration Statement.
This letter sets forth the response of the Company to the Comment Letter.  The Company has today filed via EDGAR its Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter and includes certain updates related to the passage of time.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Registration Statement. Page numbers referenced are to the Amended Registration Statement.
General
1.	We note that in addition to common shares, debt securities, warrants, purchase contracts, rights and units, you may also periodically offer preferred shares under your registration statement. Please revise to include a description of the preferred shares you may periodically offer.
In response to the Staff's comment, the Company has added a description of preferred shares section to the Amended Registration Statement on page 18.
Prospectus Summary, page 1
The Company, page 1
2.	Please revise this section to address the risks associated with failing to meet the continued listing requirements of the NASDAQ Global Select Market. To provide context, please discuss the notice you received on February 18, 2016 from the NASDAQ Global Select Market stating that you do not meet the minimum bid price requirement and that failure to regain compliance will result in the delisting of your common shares.
In response to the Staff's comment, the Company has added disclosure relating to the risks associated with failing to meet the continued listing requirements of the NASDAQ Global Select Market on page 1 of the Amended Registration Statement.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Per Heiberg Golden Ocean Group Limited